Filed Pursuant to Rule 424(b)(5)

Registration No. 333-167112

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Convertible Senior Notes due 2015	$345,000,000(1)(2)	100%	$345,000,000(1)(2)	$24,598.50(3)
Common Stock, par value $.001 per share	—(4)	—(4)	—(4)	—(5)

(1)	Equals the aggregate principal amount of Convertible Senior Notes due 2015 to be registered hereunder. These amounts are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes $45,000,000 in aggregate principal amount of Convertible Senior Notes that may be offered and sold pursuant to the exercise in full of the underwriters’ option to cover overallotments.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act.
(4)	Pursuant to Rule 416 of the Securities Act, the registration statement shall include an indeterminate number of shares of common stock that may be issued or become issuable in connection with stock splits, stock dividends, recapitalizations or similar events.
(5)	Pursuant to Rule 457(i) under the Securities Act, no separate registration fee is required for the shares of common stock underlying the Convertible Senior Notes because no additional consideration is to be received in connection with the exercise of the conversion privilege.

PROSPECTUS

$300,000,000

2.75% Convertible Senior Notes due 2015

We are offering $300.0 million aggregate principal amount of 2.75% Convertible Senior Notes due 2015. We will pay interest on the notes on May 15 and November 15 of each year, beginning November 15, 2010. The notes will mature on May 15, 2015, unless earlier repurchased by us or converted.

Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the notes only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2010, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price for the notes on the last day of the immediately preceding fiscal quarter; (2) during the five business day period after any five consecutive trading day period, which we refer to as the measurement period, in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate events. On and after January 13, 2015 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election. The initial conversion rate for the notes will be 21.5592 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $46.38 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest.

Following certain corporate transactions, we will increase the applicable conversion rate for a holder that elects to convert its notes in connection with such corporate transactions by a number of additional shares of our common stock as described in this prospectus.

We will not have the right to redeem the notes.

If we undergo a fundamental change, as defined in this prospectus, holders may require us to purchase all or a portion of their notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date, as defined herein.

The notes will be our senior unsecured obligations, will be equal in right of payment with our other senior unsecured debt, including our 5.5% Convertible Senior Notes due 2028, and will be senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will also be structurally subordinated to all debt and other liabilities and commitments (including trade payables) of our subsidiaries. In addition, the notes will be effectively junior to our secured debt, if any, to the extent of the assets securing such debt.

Our common stock trades on The NASDAQ Global Select Market under the symbol “SLXP.” On May 27, 2010, the last sale price of the shares as reported on The NASDAQ Global Select Market was $35.68 per share.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Note	Total
Public offering price (1)	100%	$300,000,000
Underwriting discount	3%	$9,000,000
Proceeds, before expenses, to us (1)	97%	$291,000,000

(1)	Plus accrued interest from June 3, 2010, if settlement occurs after that date

We have granted the underwriters the right to purchase up to an additional $45.0 million principal amount of the notes for 13 days beginning on and including the closing date of the offering solely to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants on or about June 3, 2010.

BofA Merrill Lynch	Jefferies & Company

BMO Capital Markets	Caris & Company	JMP Securities

The date of this prospectus is May 27, 2010.

We are responsible for the information contained and incorporated by reference in this prospectus and in any related free writing prospectus we prepare or authorize. You should rely only on the information contained or incorporated by reference in this prospectus or in any related free writing prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different or additional information. This document is not an offer to sell, nor is it seeking an offer to buy, our securities in any jurisdiction in which the offer or sale is not permitted.

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ABOUT THIS PROSPECTUS

You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date after the respective dates of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

We incorporate important information into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information” in this prospectus. Generally, when we refer to “this prospectus,” we are referring to this prospectus as well as to the information incorporated by reference herein. You should carefully read this prospectus and the additional information described under “Where You Can Find More Information” before investing in the notes.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations and warranties or covenants may not have been accurate when made or if accurate, were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “Salix,” “the Company,” “we,” “us” and “our” refer to Salix Pharmaceuticals, Ltd., a Delaware corporation.

This prospectus contains references to a number of our trademarks that are registered or are subject to pending applications or to which we have common law rights. These include, but are not limited to, the following: XIFAXAN®, OSMOPREP®, MOVIPREP®, VISICOL®, APRISO™, PEPCID®, DIURIL®, AZASAN®, ANUSOL–HC®, PROCTOCORT®, METOZOLV® and COLAZAL®. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

We reserve the right to withdraw this offering of notes at any time. We and the underwriters also reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the amount of notes offered hereby.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes or our common stock. Such transactions may include stabilization and the purchase of notes to cover short positions. For a description of these activities, see “Underwriting.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Discussions containing these forward-looking statements may be found, among other places, under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC incorporated by reference into this prospectus. Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to our clinical trials and development efforts;

•	our expectations with respect to regulatory approvals and potential commercialization of any of our product candidates;

•	our expectations with respect to collaborative partnerships and license agreements;

•	our expectations with regard to our intellectual property position;

•	any litigation involving our products or our operations;

•	the use of proceeds from any offering;

•	our projected financial and operating results; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from our expectations expressed in this prospectus include, among others: general economic conditions; our need to return to profitability; intense competition, including from generics; the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products; the unpredictability of the duration and results of regulatory review of New Drug Applications and Investigational New Drug Applications; the possible impairment of, or inability to obtain intellectual property rights and the costs of obtaining such rights from third parties; our dependence on our first nine pharmaceutical products, particularly Xifaxan and MoviPrep, and the uncertainty of market acceptance of our products; the uncertainty of obtaining, and our dependence on, third parties to manufacture and sell our products; and results of future litigation and other risk factors detailed from time to time in our other SEC filings.

We discuss many of these risks, uncertainties and other factors in greater detail under the heading “Risk Factors” contained in this prospectus, in our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q, and may discuss them in any amendments to such reports reflected in subsequent filings with the SEC, as well as any related free writing prospectuses that we authorize for use in connection with this offering. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this prospectus and any related free writing prospectuses that we authorize for use in connection with this offering, together with the information incorporated herein by reference as described under the heading “Where You Can Find More

Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons that actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 10 of this prospectus and in our periodic reports filed with the Securities and Exchange Commission, or SEC, and our financial statements and the notes to our financial statements incorporated by reference in this prospectus, before making an investment decision.

Our Company

We are a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal disorders, which are those affecting the digestive tract. Our strategy is to:

•	identify and acquire rights to products that we believe have potential for near-term regulatory approval or are already approved;

•	apply our regulatory, product development, and sales and marketing expertise to commercialize these products; and

•

use our approximately 250-member specialty sales and marketing team focused on high-prescribing U.S. gastroenterologists, who are doctors who specialize in gastrointestinal disorders, to sell our products.

Our current products demonstrate our ability to execute this strategy. As of March 31, 2010, our products were:

•	XIFAXAN® (rifaximin) Tablets 200 mg, indicated for travelers’ diarrhea;

•	XIFAXAN® (rifaximin) Tablets 550 mg, indicated for hepatic encephalopathy, which we plan to begin selling in the second quarter of 2010;

•	MOVIPREP® (PEG 3350, Sodium Sulfate, Sodium Chloride, Potassium Chloride, Sodium Ascorbate and Ascorbic Acid for Oral Solution);

•	OSMOPREP™ (sodium phosphate monobasic monohydrate, USP and sodium phosphate dibasic anhydrous, USP) Tablets;

•	VISICOL® (sodium phosphate monobasic monohydrate, USP, and sodium phosphate dibasic anhydrous, USP) Tablets;

•	APRISO™ (mesalamine) extended-release capsules 0.375g;

•	METOZOLV® ODT (metoclopramide HCl) 5mg and 10mg orally disintegrating tablets;

•	AZASAN® Azathioprine Tablets, USP, 75/100 mg;

•	ANUSOL-HC® 2.5% (Hydrocortisone Cream, USP), ANUSOL-HC® 25 mg Suppository (Hydrocortisone Acetate);

•	PROCTOCORT® Cream (Hydrocortisone Cream, USP) 1% and PROCTOCORT® Suppository (Hydrocortisone Acetate Rectal Suppositories) 30 mg;

•	PEPCID® (famotidine) for Oral Suspension;

•	Oral Suspension DIURIL® (Chlorothiazide); and

•	COLAZAL® (balsalazide disodium) Capsules 750 mg.

We generate revenue primarily by selling our products, namely prescription drugs, to pharmaceutical wholesalers. These direct customers resell and distribute our products to and through pharmacies to patients who have had our products prescribed by doctors. We currently market our products, and intend to market future products, if approved by the U.S. Food and Drug Administration, or FDA, to U.S. gastroenterologists and other physicians through our own direct sales force. In December 2000, we established our own field sales force to market Colazal in the United States. Currently, this sales force has approximately 160 sales representatives in the field and markets our approved products. Although the creation of an independent sales organization involved substantial costs, we believe that the financial returns from our direct product sales have been and will continue to be more favorable to us than those from the indirect sale of products through marketing partners. We enter into distribution or licensing relationships outside the United States and in certain markets in the U.S. where a larger sales organization is appropriate. Currently, our sales and marketing staff, including our sales representatives, consists of approximately 250 people.

Because demand for our products originates with doctors, our sales force calls on high-prescribing specialists, primarily gastroenterologists, and we monitor new and total prescriptions for our products as key performance indicators for our business. Prescriptions result in our products being used by patients, requiring our direct customers to purchase more products to replenish their inventory. However, our revenue might fluctuate from quarter to quarter due to other factors, such as increased buying by wholesalers in anticipation of a price increase or because of the introduction of new products. Revenue could be less than anticipated in subsequent quarters as wholesalers’ increased inventory is used up.

Our primary product candidates currently under development and their status are as follows:

Compound	Indication	Status
Rifaximin	Irritable bowel syndrome	Phase III

Crofelemer	HIV-associated diarrhea	Phase III

Balsalazide disodium tablet	Ulcerative colitis	Complete response letter received from the FDA April 27, 2010

Budesonide foam	Ulcerative proctitis	Phase III

Principal Executive Office

Our principal executive offices are located at 1700 Perimeter Park Drive, Morrisville, North Carolina 27560 and our telephone number at that location is (919) 862-1000. Our website is www.salix.com. We have included our website address as an inactive textual reference only. Neither the contents of our website nor of any other website that may be accessed on our website is incorporated in or otherwise considered a part of this prospectus.

THE OFFERING

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Salix Pharmaceuticals, Ltd.

Notes Offered	$300,000,000 aggregate principal amount of 2.75% Convertible Senior Notes due 2015. We have also granted the underwriters the option to purchase within a period of 13 days beginning on and including the closing date of the offering up to an additional $45,000,000 aggregate principal amount of notes, solely to cover overallotments.

Maturity Date	May 15, 2015, subject to earlier repurchase or conversion.

Ranking	The notes will be equal in right of payment with all of our existing and future unsecured senior debt (including our 5.5% Convertible Senior Notes due 2028) and senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all debt and other liabilities and commitments (including trade payables) of our subsidiaries. See “Risk Factors—Risk Factors Related to this Offering—Although they are titled senior notes, the notes will be structurally subordinated to all of the obligations of our subsidiaries.” The notes will also be effectively junior to our secured debt, if any, to the extent of the value of the assets securing such debt.

As of March 31, 2010, our subsidiaries had $157.1 million of total liabilities. On May 6, 2010, we repaid the $15.0 million then drawn under our credit facility and terminated that facility. As a result, we have no outstanding secured debt as of the date of this prospectus.

Interest and Payment Dates	Interest on the notes will accrue at a rate of 2.75% per annum on the principal amount from June 3, 2010, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2010.

Optional Redemption	We will not have the right to redeem the notes.

Conversion Rights	Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the notes, in integral multiples of $1,000 principal amount, under the following circumstances:

•

during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending June 30, 2010, if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the notes on the last day of such preceding fiscal quarter;

•

during the five business day period after any five consecutive trading-day period, or the measurement period, in which the trading price per $1,000 principal amount of the notes for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate of the notes on each such day; or

•	upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

In addition, holders may convert their notes at their option at any time beginning on January 13, 2015 and ending on the close of business on the second scheduled trading day immediately preceding the maturity date for the notes, without regard to the foregoing circumstances.

The initial conversion rate for the notes will be 21.5592 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $46.38 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest.

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election. We refer to our obligation to pay or deliver these amounts as our conversion obligation. If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of our common stock, the amount of cash and shares of our common stock, if any, due upon conversion will be based on a daily conversion value (as described herein) calculated on a proportionate basis for each trading day in the 40 trading-day cash settlement averaging period (as described herein). It is our current intent and policy to settle the principal amount of the notes (or, if less, the amount of our conversion obligation) in cash upon conversion. See “Description of Notes—Conversion Rights—Settlement Upon Conversion.”

In addition, following certain corporate transactions, we will increase the applicable conversion rate for a holder who elects to convert in connection with such corporate transactions by a number of additional shares of our common stock as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon Certain Corporate Transactions.”

You will not receive any additional cash payment, including any additional interest, upon conversion of a note except in circumstances described in “Description of Notes—Conversion Rights—General.” Instead, interest will be deemed paid by the cash, shares of our common stock or a combination thereof paid or delivered, as the case may be, to you upon conversion of a note.

Fundamental Change	If we undergo a fundamental change (as defined under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes”), you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but excluding, the fundamental change purchase date. We will pay cash for all notes so purchased.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $290.5 million (or approximately $334.2 million if the underwriters exercise their overallotment option in full), after deducting the discount to the underwriters and the estimated offering expenses.

We expect to use the net proceeds of this offering to pay the cost of the capped call transactions that we expect to enter into with one or more of the underwriters or their affiliates and for business development activities and other general corporate purposes, including commercialization of product candidates, clinical trials, research and development expenses and general and administrative expenses. See “Capped Call Transactions” below for a description of the capped call transactions.

If the underwriters exercise their option to purchase additional notes to cover overallotments, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions.

Capped Call Transactions	In connection with this offering, we expect to enter into capped call transactions with certain counterparties, as described above. The capped call transactions cover, subject to customary anti-dilution adjustments, approximately 6,468,000 shares of our common stock, assuming the underwriters do not exercise their overallotment option. The capped call transactions have cap prices approximately 75% higher than the closing price of our common stock on May 27, 2010. We expect these capped call transactions to reduce the potential dilution upon conversion of the notes to the extent described under “Capped Call Transactions.”

We intend to use approximately $38.6 million of the net proceeds from this offering to pay the cost of the capped call transactions, and expect to use a portion of the net proceeds from the sale of additional notes in the event the underwriters exercise their overallotment option to enter into additional capped call transactions.

For a discussion of the impact of any market or other activity by any counterparty (or its affiliates) in connection with these capped call transactions, see “Risk Factors—Risk Factors Related to this Offering—The capped call transactions may affect the value of the notes and our common stock,” “Capped Call Transactions” and “Underwriting.”

Book-Entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances described herein. See “Description of Notes—Book-Entry, Settlement and Clearance.”

Absence of a Public Market for the Notes	The notes are new securities and there is currently no established market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. We cannot assure you as to the development or liquidity of any market for the notes.

Trading Symbol for Our Common Stock	Our common stock is listed on The NASDAQ Global Select Market under the symbol “SLXP.”

U.S. Federal Tax Income Considerations	For a discussion of certain U.S. federal income tax consequences relating to the acquisition, ownership, conversion and disposition of the notes and the ownership and disposition of the shares of our common stock received upon conversion of the notes, see the discussion under the heading “Certain United States Federal Income Tax Considerations.”

You should consult your tax advisor with respect to the United States federal income tax consequences of owning the notes and the common stock into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain United States Federal Income Tax Considerations.”

Trustee	The trustee for the notes is U.S. Bank National Association.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

You should refer to the section entitled “Risk Factors” and other information included or incorporated by reference in this prospectus for an explanation of certain risks of investing in the notes.

RISK FACTORS

An investment in the notes is subject to risks and uncertainties. You should carefully consider the risks described below, and the other information contained or incorporated by reference in this prospectus, before making an investment decision. Realization of these risks could materially adversely affect our business, financial condition, results of operations or cash flows. In such case, you may lose all or part of your original investment.

Risk Factors Related to Our Business

For a discussion of the risks related to our business, see “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 10, 2010, as updated by any subsequent filings by us with the SEC that also are incorporated by reference in this prospectus.

Risk Factors Related to this Offering

Although they are titled senior notes, the notes will be structurally subordinated to all of the obligations of our subsidiaries.

Although the notes offered in this offering will be our senior notes, they will be structurally subordinated to all debt and other liabilities and commitments (including trade payables) of our subsidiaries. As of March 31, 2010, our subsidiaries had $157.1 million of total liabilities.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes will be unsecured. On May 6, 2010, we repaid the $15 million then drawn under our credit facility and terminated that facility. As a result, we have no outstanding secured debt as of the date of this prospectus. However, if we incur any secured indebtedness in the future and we default under that secured indebtedness, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. In any such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which payments could be made on the notes or, if any assets remained, they might be insufficient to satisfy fully our obligations under the notes.

We have the ability to incur substantially more indebtedness, including secured indebtedness.

Subject to the restrictions in the indenture governing our 5.5% Convertible Senior Notes due 2028, we and our subsidiaries may incur significant additional indebtedness. Although the terms of that indenture contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial.

We will depend on the cash flows of our subsidiaries in order to satisfy our obligations under the notes.

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. If our subsidiaries are unable to pay us dividends or otherwise make payments to us, we may not be able to make debt service payments on the notes. We are a holding company and conduct most of our operations through our subsidiaries. Our operating cash flows and consequently our ability to service our debt, including the notes, is substantially dependent upon our subsidiaries’ earnings and their distributions to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries’ ability to make payments to us may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, if any, applicable laws and other factors.

In the event of a default, we may have insufficient funds to make any payments due on the notes.

A default under the provisions of the indenture pursuant to which the notes are issued could lead to the acceleration of our obligation to repay the notes. In addition, a default under the indenture could lead to a default under any future agreements governing our indebtedness and the acceleration of that indebtedness, and could lead to a default under the indenture governing our 5.5% Convertible Senior Notes due 2028, which could result in the acceleration of those notes. A default under any future agreements governing our indebtedness also could lead to a default under the indenture governing the notes and the acceleration of our related indebtedness. If, due to a default, the repayment of our indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay our indebtedness, including the notes, in whole or in part.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. In light of the absence of any of the foregoing restrictions, we may conduct our businesses in a manner that may cause the market price of our notes and common stock to decline or otherwise restrict or impair our ability to pay amounts due on the notes. In addition, the indenture does not contain covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under “Description of Notes—Fundamental Change Permits Holders to Require us to Purchase Notes” and “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions.”

The conditional conversion feature of the notes could result in your receiving less than the value of our common stock underlying your notes.

Prior to January 13, 2015, the notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and therefore you will not be able to receive the cash and/or common stock into which the notes would otherwise be convertible. This may negatively affect the trading prices of the notes.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is finally determined.

Unless we elect to deliver solely shares of our common stock in respect of our conversion obligation, we will satisfy our conversion obligation to holders by paying cash in respect of a specified portion of our conversion obligation and by delivering shares of our common stock in settlement of any amounts in excess of such specified portion of our conversion obligation. Accordingly, upon conversion of a note, you may not receive any shares of our common stock, or you may receive fewer shares of our common stock relative to the conversion value of that note. In addition, unless we elect to deliver solely shares of our common stock in respect of our conversion obligation, settlement of conversions generally will be delayed until after the related cash settlement averaging period. See “Description of Notes—Conversion Rights—Settlement Upon Conversion.” As a result, upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is finally determined.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or when required at the option of a holder, or to pay cash upon conversion of the notes.

Holders may require us to purchase their notes upon a fundamental change as described under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes.” A fundamental change also may constitute an event of default under and result in the acceleration of the maturity of any future indebtedness we incur. The indenture governing our 5.5% Convertible Senior Notes due 2028 restricts our ability to incur additional indebtedness, and we cannot assure you that we would be permitted or able to arrange financing, or that we otherwise would have sufficient financial resources, to pay the fundamental change purchase price or, if required, to pay cash on conversion of notes. Failure by us to purchase the notes or to pay cash on conversion of the notes, when required, will result in an event of default with respect to the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.

Upon the occurrence of certain fundamental change transactions described under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes,” you have the right to require us to purchase your notes. However, the fundamental change provisions will only afford protection to holders of notes in the event of certain transactions. Other transactions, such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us, may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, the holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

The adjustment to the applicable conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a specified corporate transaction constituting a make-whole fundamental change, as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions,” occurs, under certain circumstances we will increase the applicable conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the applicable conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in, or the price of our common stock over a five trading day period immediately preceding the effective date of, such transaction, as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions.” The adjustment to the applicable conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the stock price for such transaction (determined as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions”) is greater than $160.00 per share, or if such price is less than $35.68 per share (each such price, subject to adjustment), no adjustment will be made to the applicable conversion rate.

The fundamental change provisions may delay or prevent an otherwise beneficial takeover attempt of the Company.

The fundamental change purchase rights, which will allow noteholders to require us to purchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in “Description of Notes,” and the provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes may in certain circumstances delay or prevent a takeover of the Company and the removal of incumbent management that might otherwise be beneficial to investors.

The conversion rate for the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers, as described under “Description of Notes— Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted, however, for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. In addition, an event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to such conversion rate.

As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only if you convert your notes and, as a result, are deemed to become a record owner of any shares of our common stock due upon such conversion. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed the record owner of the shares of our common stock, if any, due upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Conversion of the notes may dilute the ownership interest of existing stockholders, including holders who have previously converted their notes.

The conversion of some or all of the notes may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the notes into shares of our common stock or a combination of cash and shares of our common stock could depress the price of our common stock.

You may have to pay United States federal income tax if we adjust the conversion rate, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events. See “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” Under certain circumstances, if we adjust the conversion rate, you may be treated as having received a constructive dividend from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Certain United States Federal Income Tax Considerations—U.S. Holders—Conversion Rate Adjustments” or “Certain United States Federal Income Tax Considerations—Non-U.S. Holders—Dividends,” as applicable.

The market price of the notes is expected to be significantly affected by the market price of our common stock, which has been and may continue to be volatile and will be affected by factors beyond our control.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to the factors discussed elsewhere in “Risk Factors” and in “Forward-Looking Statements” in this prospectus and in the documents incorporated by reference herein, among others, many of which are beyond our control.

The market price of our common stock is likely to be volatile. The securities markets have experienced significant price and volume fluctuations unrelated to the performance of particular companies, as a result of the current credit crisis. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past been and can in the future be expected to be especially volatile. In particular, our stock price has been extremely volatile and might continue to be, making owning our stock risky. Between January 1, 2009 and May 27, 2010, the closing sale price of a share of our common stock varied from a low of $6.14 to a high of $42.57. Announcements of prescription trends, technological innovations or new products by us or our competitors, generic approvals, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in financial results, might have a significant impact on the market price of our common stock.

Any adverse rating of the notes may cause the value of the notes to fall.

We do not intend to seek a rating on the notes. However, if, in the future, one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce or withdraw their rating, or place the notes on “watch list,” the market price of the notes and our common stock would be adversely affected.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities, which could adversely affect the value of the notes.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established public market. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations; however, they are not obligated to make a market in the notes, and they may discontinue its market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, may not continue. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. If an active market does not develop or is not maintained, the price and liquidity of the notes may be adversely affected.

The capped call transactions may affect the value of the notes and our common stock.

In connection with this offering of notes, we expect to use approximately $38.6 million of the net proceeds from this offering to enter into capped call transactions with one or more of the underwriters or their affiliates. The capped call transactions are expected to reduce the potential dilution upon conversion of the notes, as described in detail under “Capped Call Transactions.” For example, if the volume-weighted average price per share of our common stock, as measured under the terms of the capped call transactions at the time of exercise, exceeds the cap price of the capped call transactions, the number of shares of our common stock and/or cash we expect to receive upon the exercise of the capped call transactions will be capped and the dilution mitigation under the capped call transactions will be limited to the number of shares of our common stock and/or cash we receive under the capped call transactions.

In connection with hedging these capped call transactions, the counterparties described above (or their respective affiliates):

•	may enter into various derivative transactions with respect to our common stock concurrently with and shortly after the pricing of the notes; and

•

may enter into or unwind various derivatives and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any cash settlement averaging period related to a conversion of the notes).

In doing so, the counterparties will be acting to protect their economic interests, which might conflict with those of our company, our stockholders and our noteholders. For example, these activities could have the effect of increasing or preventing a decline in, or of having a negative effect on, the trading price of our common stock concurrently with or following the pricing of the notes and could have the effect of decreasing the trading price of our common stock during any cash settlement averaging period related to a conversion of the notes.

In addition, the counterparties described above (or their respective affiliates) may modify or unwind their hedge positions from time to time prior to conversion or maturity of the notes by entering into or unwinding various derivative transactions and/or purchasing and selling shares of our common stock, or other of our securities (including the notes) or instruments that they may wish to use in connection with such hedging. In addition, we intend to exercise options we hold under the capped call transactions whenever notes are converted following January 13, 2015. In order to unwind their hedge positions with respect to those exercised options, the counterparties described above (or their respective affiliates) may sell shares of our common stock or other of our securities (including the notes) or instruments in secondary market transactions or unwind various derivative transactions with respect to our common stock prior to maturity of the notes. The effect, if any, of any of these transactions and activities on the price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes, and, potentially, the value of the shares of our common stock and/or the amount of cash you may receive upon the conversion of the relevant notes.

Also, a failure by a counterparty (due to bankruptcy or otherwise) to pay or deliver a number of shares of common stock and/or an amount of cash owed to us under the capped call transactions will not reduce the consideration we are required to deliver to a holder upon its conversion of notes and may result in an increase in dilution with respect to our common stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or the shares of our common stock. In addition, we do not make any representation that the counterparties described above (or their respective affiliates) will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

Governmental actions that interfere with the ability of convertible notes investors to effect short sales of the common stock underlying the notes could significantly affect the market value of the notes. Such government actions could make the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of any company whose common stock were subject to such actions. At an open meeting on February 24, 2010, the SEC adopted a new short sale price test, which will take effect through an amendment to Rule 201 of Regulation SHO. The new Rule 201 will restrict short selling only when a stock price has triggered a circuit breaker by falling at least 10 percent in one day, at which point short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. If such new price test precludes convertible debt investors from executing the convertible arbitrage strategy that they employ or other limitations are instituted by the SEC or any other regulatory agencies, the market value of the notes could be adversely affected.

The accounting method for convertible debt securities is under review, which could have a material effect on our reported financial results, and recent accounting changes have affected accounting for convertible debt instruments that may be settled entirely or partly in cash.

Certain convertible debt instruments (such as the notes and our 5.5% Convertible Senior Notes due 2028) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the securities are not included in the calculation of earnings per share except to the extent that the conversion value of the securities exceeds their principal amount. Under the treasury stock method, for earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that is necessary to settle such excess is issued.

The Financial Accounting Standards Board has announced that it is reviewing the accounting treatment for financial instruments with characteristics of equity, in a joint project with the International Accounting Standards Board. If this review ultimately results in new standards being adopted for accounting in respect of instruments such as the notes that are convertible into common stock, including if the treasury stock method were disallowed for instruments such as the notes, this could have a material effect on our reported financial results.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement),” which is now codified as Accounting Standards Codification Topic 470-20. Topic 470-20 applies to convertible debt instruments that may be settled in cash and requires separate accounting for the liability and equity components of the convertible debt instrument by allocating the proceeds from issuance of the securities between the liability component and the embedded conversion option, or equity component. Our 5.5% Convertible Senior Notes due 2028 may be settled in cash. As a result, the Company adopted Topic 470-20 on January 1, 2009, and as required, applied Topic 470-20 retrospectively to all periods presented.

Like the 5.5% Convertible Senior Notes due 2028, the notes may be settled in cash, and we therefore will be required to separately account for the liability and equity components of the notes by allocating the proceeds from issuance of the instrument between the liability component and the embedded conversion option, or equity component. This allocation will be done by first determining the fair value of similar securities that do not include the embedded conversion option, which will equal the liability component. The excess of the initial proceeds received from the notes over the amount allocated to the liability component will be allocated to the embedded conversion option, or equity component. This excess will be reported as a debt discount and subsequently amortized as interest cost, using the interest method, through May 15, 2015, the maturity date of the notes. See “Capitalization” for additional information on the application of Topic 470-20 to the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31, 2010	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges(1)(2)	—	—	—	6.8x	43.3x	—
Deficiency of earnings available to cover fixed charges (in thousands)(2)	$(25,201)	$(45,631)	$(47,153)	$—	$—	$(59,846)

(1)	In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the component of rental expense believed by management to be representative of the interest factor for those amounts.
(2)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2005, 2008 and 2009 and the three months ended March 31, 2010. As a result, a coverage deficiency is provided for those periods presented in which earnings were inadequate to cover fixed charges.

CAPITALIZATION

The following table sets forth our unaudited capitalization and other data as of March 31, 2010 on:

•	on an actual basis;

•

as adjusted to reflect that on May 6, 2010, we repaid the $15.0 million then drawn under our credit facility and terminated it. We repaid the facility with restricted cash held for that purpose, which we had recorded as a long-term asset, rather than with cash on hand; and

•

as further adjusted to give effect to (a) the receipt of the estimated net proceeds of $290.5 million from the sale of the notes in this offering (assuming no exercise of the underwriters’ overallotment option) after deducting underwriting discounts and commissions and estimated offering expenses, and (b) the $38.6 million cost of the capped call transactions as described in “Use of Proceeds.”

	As of March 31, 2010
	Actual	As Adjusted	As Further Adjusted
	(Dollars in thousands, except par value)
Cash and cash equivalents	$198,044	$198,044	$449,994

Convertible senior notes (2)	$47,990	$47,990	$278,931
Borrowings under credit facility	15,000	—	—
Lease incentive obligations	1,640	1,640	1,640
Long term portion of capital lease obligations	377	377	377

Total long-term debt	65,007	50,007	280,948

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, issuable in series, none outstanding, actual and as adjusted	—	—	—
Common stock, $0.001 par value; 80,000,000 shares authorized and 56,690,595 shares issued and outstanding, actual (1)	56	56	56
Additional paid-in capital (2)	574,600	574,600	605,109
Accumulated deficit	(221,168)	(221,168)	(221,168)

Total stockholders’ equity	353,488	353,488	383,997

Total capitalization	$418,495	$403,495	$664,945

(1)	Outstanding shares at March 31, 2010 exclude:

•	2,771,124 shares issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $14.49 per share;

•	2,066,083 shares issuable under outstanding restricted stock grants;

•	1,862,876 shares of common stock available for future issuance under our equity compensation plans; and

•

Up to 6,486,000 shares issuable upon the conversion of our outstanding 5.5% senior convertible notes, which convert at a per share price of $9.25 (subject to our option to elect to convert the notes into cash rather than shares).

(2)	Amounts shown reflect the application of ASC 470-20 “Debt with Conversion and Other Options,” which requires issuers to separately account for the debt and equity components of convertible debt instruments that allow for cash settlement. In accordance with ASC 470-20 “Debt with Conversion and Other Options,” we estimate that $300.0 million of the aggregate principal amount of the notes will be recognized (and, to the extent applicable, reflected in the table above ) as follows (in thousands):

Equity component	$69,059

Liability component:
Principal	$300,000
Less: debt discount	(69,059)

Net carrying amount	$230,941

USE OF PROCEEDS

We expect to receive approximately $290.5 million in net proceeds from the sale of the notes, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional notes in full, the net proceeds will be approximately $334.2 million.

We intend to use the net proceeds from the sale of the notes to pay the cost of capped call transactions that we expect to enter into with one or more of the underwriters or their affiliates. If the underwriters exercise their option to purchase additional notes to cover overallotments, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions.

We expect to use the remaining net proceeds for business development activities and other general corporate purposes, including commercialization of our product candidates, clinical trials, research and development expenses, general and administrative expenses, and potential acquisitions of companies, products and technologies that complement our business. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of this offering. We may also use a portion of our net proceeds to in-license product candidates or to invest in or acquire businesses or technologies that we believe are complementary to our own. We have no current commitments or agreements with respect to any such transactions as of the date of this prospectus. Pending the use of the net proceeds, we intend to invest the net proceeds generally in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “SLXP.” The following table sets forth, for the fiscal periods indicated, the high and low closing sale prices of our common stock as reported on The NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2008
First quarter	$8.18	$5.40
Second quarter	7.86	6.06
Third quarter	9.10	5.34
Fourth quarter	10.47	5.07
Fiscal year ended December 31, 2009
First quarter	$10.00	$6.14
Second quarter	11.42	8.78
Third quarter	21.47	9.35
Fourth quarter	24.23	18.18
Fiscal year ending December 31, 2010
First quarter	$37.25	$24.25
Second quarter (through May 27, 2010)	42.57	35.42

The last reported sale price of our common stock on May 27, 2010 was $35.68 per share. As of May 25, 2010, we had approximately 240 record holders of our common stock.

DIVIDEND POLICY

We have not paid dividends on our common stock. We currently anticipate that any future earnings will be retained for the continued development of our business and we do not anticipate paying any dividends in the foreseeable future.

DESCRIPTION OF NOTES

We will issue the notes under an indenture, to be entered into upon the closing of this offering, which we refer to as the “indenture”, between us and U.S. Bank National Association, as trustee, which we refer to as the “trustee.” The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to certain provisions of the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act.”

You may request a copy of the indenture from us. See “Where You Can Find More Information.”

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to, and is qualified by reference to, all the provisions of the notes and the indenture, including the definitions of certain terms used in these documents. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Salix Pharmaceuticals, Ltd., and not to its subsidiaries.

General

We are offering $300,000,000 aggregate principal amount (or $345,000,000 if the underwriters exercise their overallotment option in full) of our 2.75% Convertible Senior Notes due 2015, or the “notes.” The notes will mature on May 15, 2015, subject to earlier repurchase or conversion.

The notes:

•	will be our general unsecured senior obligations;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•

will be represented by one or more registered notes in global form, but in limited circumstances may be represented by notes in definitive form as described below under “—Book-Entry, Settlement and Clearance”;

•	will be equal in right of payment with our other unsecured senior debt and senior in right of payment to our debt that is expressly subordinated to the notes, if any;

•	will be structurally subordinated to all liabilities of our subsidiaries;

•	will be effectively junior to our secured debt, if any, to the extent of the value of the assets securing such debt; and

•	will not be listed on any securities exchange.

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of 21.5592 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $46.38 per share of common stock). The applicable conversion rate is subject to adjustment if certain events occur.

Upon conversion of a note, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election as described below under “—Conversion Rights—Settlement Upon Conversion.” Holders will not receive any additional cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the circumstances described below under “—Conversion Rights—General.”

We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes.

We may from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

We may, without the consent of the holders, reopen the indenture and issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax and securities law purposes.

The registered holder of a note will be treated as the owner of it for all purposes, and all references herein to “holders” refer to the registered holders.

Other than restrictions described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights— Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect the holders.

Payments on the Notes; Paying Agent and Registrar

Payments in respect of the principal and interest, including additional interest, if any, on global notes registered in the name of The Depository Trust Company or its nominee will be payable to The Depository Trust Company or its nominee, as the case may be, in its capacity as the registered holder under the indenture.

Any certificated notes may be presented for payment at the office or agency designated by us (which will be in the Borough of Manhattan, the City of New York). Initially, the corporate trust office of the trustee will serve as such office, as our paying agent and registrar.

We may change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but any tax or similar governmental charge required by law or permitted by the indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for repurchase or conversion except for any portion of that note not being repurchased or converted, as the case may be.

Interest

The notes will bear interest at a rate of 2.75% per annum. Interest will accrue from June 3, 2010 and will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2010.

Interest will be paid to the person in whose name a note is registered at the close of business on May 1 or November 1, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. If any interest payment date falls on a date that is not a business day, such payment of interest (or principal in the case of the final maturity date for the notes) will be postponed until the next succeeding business day, and no interest or other amount will be paid as a result of any such postponement.

A “business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in The City of New York are authorized or obligated by law or executive order to close or be closed.

Ranking

The notes will be our general unsecured obligations and will rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes, if any. The notes will rank equally in right of payment with all of our existing and future unsecured senior debt. The notes will effectively rank junior to our secured debt, if any, to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure such secured debt will be available to pay obligations on the notes only after all such secured indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all notes then outstanding.

The notes will be effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. See “Risk Factors—Risk Factors Related to this Offering—Although they are titled senior notes, the notes will be structurally subordinated to all of the obligations of our subsidiaries.” As of March 31, our subsidiaries had $157.1 million of total liabilities. On May 6, 2010, we repaid the $15.0 million then drawn on our credit facility and terminated it.

Optional Redemption by Us

We will not have the right to redeem the notes.

Conversion Rights

General

Subject to the conditions described under the headings “—Conversion Based on Common Stock Price,” “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Upon Specified Corporate Transactions” and “—Conversion During a Specified Period,” holders may convert each of their notes at an initial conversion rate of 21.5592 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $46.38 per share of common stock) at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date for the notes. Upon conversion of a note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination thereof at our election, all as set forth below under “—Settlement Upon Conversion.” If we satisfy our conversion obligation solely in cash or through payment and delivery of a combination of cash and shares of our common stock, the amount of cash and shares of our common stock, if any, due upon conversion will be based on a daily conversion value (as defined below under “—Settlement Upon Conversion”) calculated on a proportionate basis for each trading day in the 40 trading-day cash settlement averaging period (as defined below under “—Settlement Upon Conversion”). The trustee will initially act as the conversion agent.

The conversion rate and the corresponding conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below under “—Conversion Rate Adjustments” and “—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions.” The applicable conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion, a holder will not receive any additional cash payment for accrued and unpaid interest and additional interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. Except in such case, our settlement of conversions as described below under “—Settlement Upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, holders of such notes at 5:00 p.m., New York City time, on the regular record date will receive payment of the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Any notes surrendered for conversion by a holder during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a fundamental change purchase date (as defined below) that is after a regular record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note; or

•	if the notes are surrendered for conversion after 5:00 p.m., New York City time, on the regular record date immediately preceding the maturity date.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder of notes has submitted notes for repurchase upon a fundamental change, the holder may convert those notes only if that holder first withdraws its repurchase election.

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert a note. Such note will be deemed to have been converted, and the holder will be treated as a shareholder of record of the Company, immediately prior to the close of business on the conversion date.

Conversion Based on Common Stock Price

Holders may surrender notes for conversion in any fiscal quarter after the fiscal quarter ending June 30, 2010, and only during such fiscal quarter, if the last reported sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the applicable conversion price for the notes on the last day of such preceding fiscal quarter, which we refer to as the applicable “conversion trigger price.”

The applicable conversion trigger price immediately following issuance of the notes will be approximately $60.30, which is 130% of the initial conversion price for the notes.

We will determine at the beginning of each fiscal quarter after the fiscal quarter ending June 30, 2010 whether the notes are convertible as a result of the price of our common stock and notify the trustee.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national securities exchange on which our common stock is listed for trading. The last reported sale price will be determined without reference to after-hours or extended market trading. If our common stock is not listed for trading on a U.S. national securities exchange on the relevant date, the “last reported sale price” of our common stock will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the Pink OTC Markets Inc. or similar organization. If our common stock is not so quoted, the “last reported sale price” for our common stock will be determined by a U.S. nationally recognized independent investment banking firm selected by us for this purpose.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender notes for conversion during the five business-day period immediately after any five consecutive trading-day period, which we refer to as the “measurement period,” in which the “trading price” per $1,000 principal amount of notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for the notes for each such day, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination, in which event the “trading price condition” will have been met.

The “trading price” per $1,000 principal amount of the notes on any date of determination shall be determined based on the average of the bona fide secondary market bid quotations obtained by us for $5.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent U.S. nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by us, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us, that one bid shall be used. If we cannot reasonably obtain at least one bid for $5.0 million principal amount of the notes from a U.S. nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “last reported sale price” of our common stock and the applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, we shall have no obligation to determine the trading price of the notes unless a holder provides us and the trustee with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we will determine or instruct the trustee to determine, the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If, upon presentation of such reasonable evidence by the holder, we do not make such determination, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the “last reported sale price” of our common stock and the applicable conversion rate.

If the trading price condition has been met, we will so notify the holders of the notes, and issue a press release (and make the press release available on our website) announcing the satisfaction of the condition. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate, we will so notify the holders of the notes.

Conversion Upon Specified Corporate Transactions

If we elect to:

•

distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them for a period of not more than 60 calendar days after the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution; or

•

distribute to all or substantially all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we will notify the holders of the notes at least 50 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time from, and including, the date we mail such notice until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or the date of our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution of cash or common stock without conversion (based upon the conversion rate and upon the same terms as holders of our common stock). The ex-dividend date is the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

In addition, in the event of a fundamental change (as defined below under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” but without regard to the exclusion of transactions involving publicly traded securities in the paragraph following clause (5) of that definition) or a make-whole fundamental change (as defined below under “—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions”), a holder may surrender notes for conversion at any time from and after the 45th business day prior to the anticipated effective date of such fundamental change or make-whole fundamental change, as the case may be, until the business day immediately preceding the fundamental change purchase date corresponding to such fundamental change (or, in the case of a make-whole fundamental change that does not constitute a fundamental change, the 40th trading day immediately following the effective date of such make-whole fundamental change). We must notify holders of the anticipated effective date of the fundamental change or make-whole fundamental change, as the case may be, as soon as practicable after we first determine the anticipated effective date of such fundamental change or make-whole fundamental change, as the case may be. We will use commercially reasonable efforts to make such determination in time to give such notice no later than 50 business days in advance of such anticipated effective date.

If a holder elects to convert its notes in connection with a make-whole fundamental change, we will increase the applicable conversion rate by a number of additional shares of our common stock as described below under “—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions.”

If a fundamental change occurs, a holder may also have the right to require us to repurchase all or a portion of its notes, as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

Conversion During a Specified Period

Notwithstanding anything herein to the contrary, a holder may surrender its notes for conversion beginning on January 13, 2015 until the close of business on the second scheduled trading day immediately preceding the stated maturity date for the notes irrespective of the conditions set forth above.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to the amount of interest and additional interest, if any, payable on the next interest payment date and all transfer or similar taxes, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•

if required, pay funds equal to interest (including additional interest, if any) payable on the next interest payment date. The date you comply with these requirements is the “conversion date” under the indenture.

If a holder has already delivered a purchase notice as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes,” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Settlement Upon Conversion

Upon conversion, we may choose to deliver either cash, shares of our common stock or a combination of cash and shares of our common stock, as described below.

All conversions on or after January 13, 2015 will be settled in the same relative proportions of cash and/or shares of our common stock, which we refer to as the “settlement method.” If we have not delivered a notice of our election of settlement method prior to January 13, 2015, we will be deemed to have elected to deliver cash and shares of our common stock in respect of our conversion obligation, as described in the third bullet point of the second paragraph below, and the specified dollar amount (as defined below) will be equal to $1,000.

Prior to January 13, 2015, we will use the same settlement method for all conversions occurring on any given conversion date. Except for any conversions that occur on or after January 13, 2015, we will not have any obligation to use the same settlement method with respect to conversions that occur on different trading days.

That is, we may choose on one trading day to settle conversions in shares of our common stock only, and choose on another trading day to settle in cash, shares of our common stock or a combination of cash and shares of our common stock. If we elect to do so, we will inform holders so converting through the trustee of the settlement method we have selected (including the specified dollar amount, if applicable) no later than the second scheduled trading day immediately following the related conversion date. If we do not make such an election, we will be deemed to have elected to deliver cash and shares of our common stock in respect of our conversion obligation, as described in the third bullet point below, and the specified dollar amount will be equal to $1,000. It is our current intent and policy to settle the principal amount of the notes (or, if less, the amount of our conversion obligation) in cash upon conversion.

Settlement amounts will be computed as follows:

•

if we elect to satisfy our conversion obligation solely in shares of our common stock, we will deliver to the converting holder a number of shares of our common stock equal to (1) (i) the aggregate principal amount of notes to be converted divided by (ii) $1,000, multiplied by (2) the applicable conversion rate;

•

if we elect to satisfy our conversion obligation solely in cash, we will deliver to the converting holder, in respect of each $1,000 principal amount of notes being converted, cash in an amount equal to the sum of the daily conversion values for each of the 40 consecutive trading days during the related cash settlement averaging period; and

•

if we elect to satisfy our conversion obligation through delivery of a combination of cash and shares of our common stock, we will deliver to the converting holder in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 40 consecutive trading days during the related cash settlement averaging period.

The “daily settlement amount,” for each of the 40 consecutive trading days during the cash settlement averaging period, will consist of:

•

cash equal to the lesser of (i) a dollar amount per note to be received upon conversion as specified by us in the notice regarding our chosen settlement method (the “specified dollar amount”), if any, divided by 40 (such quotient being referred to as the “daily measurement value”) and (ii) the daily conversion value; and

•

to the extent the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP of our common stock for such trading day.

“Daily conversion value” means, for each of the 40 consecutive trading days during the cash settlement averaging period, one-fortieth (1/40th) of the product of (i) the applicable conversion rate and (ii) the daily VWAP of our common stock on such trading day.

“Daily VWAP” of our common stock, in respect of any trading day, means the per share volume-weighted average price on The NASDAQ Global Select Market as displayed under the heading “Bloomberg VWAP” on Bloomberg page SLXP.Q <equity>AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as determined by our board of directors in a commercially reasonable manner, using a volume-weighted average price method) and will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Cash settlement averaging period,” with respect to any note, means the 40 consecutive trading-day period beginning on, and including, the third trading day immediately following the related conversion date, except that “cash settlement averaging period” means, with respect to any conversion date occurring during the period beginning on, and including, January 13, 2015 and ending at 5:00 p.m., New York City time, on the second scheduled trading day immediately prior to the maturity date, the 40 consecutive trading day period beginning on, and including, the 42nd scheduled trading day prior to the maturity date.

“Trading day” means a day during which trading in our common stock generally occurs on the primary exchange or quotation system on which our common stock then trades or is quoted and there is no market disruption event.

“Market disruption event” means (1) a failure by the primary exchange or quotation system on which our common stock trades or is quoted to open for trading during its regular trading session or (2) the occurrence or existence, prior to 1:00 p.m., New York City time, on any trading day for our common stock, of an aggregate one half-hour period, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

“Scheduled trading day” means any day that is scheduled to be a trading day.

We generally will deliver the conversion consideration in respect of any notes that you convert by the third trading day immediately following the last trading day of the cash settlement averaging period. However, if:

•	we elect to satisfy our conversion obligation solely in shares of our common stock; or

•

prior to the conversion date for any converted notes, our common stock has been replaced by reference property (as defined in “–Conversion Rate Adjustments” below) consisting solely of cash (pursuant to the provisions described under “–Conversion Rate Adjustments”), then

•

for conversions that occur prior to January 13, 2015, we will deliver shares of our common stock due in respect of conversion on the third trading day immediately following the relevant conversion date; provided that if calculating the adjustment to the conversion rate in accordance with the anti-dilution adjustments described below cannot be accomplished prior to such third trading day following the relevant conversion date, we will deliver the additional shares of our common stock resulting from that adjustment on the third trading day after the earliest trading day on which such calculation can be made; and provided further that if application of this sentence would otherwise result in the settlement of a conversion during the ten trading days immediately following the effective date of a fundamental change, settlement will instead take place on the tenth trading day following that effective date; and

•

for conversions that occur on or after January 13, 2015 we will deliver shares of our common stock due in respect of conversion on the maturity date, notwithstanding the fact that we have chosen to satisfy our conversion obligation in shares of our common stock.

If we elect to satisfy our conversion obligation using any other settlement method, we will deliver the cash or cash and shares of our common stock due in respect of any conversion by the third trading day immediately following the last trading day of the cash settlement averaging period.

We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the daily VWAP of our common stock on the relevant conversion date (if we elect to satisfy our conversion obligation solely in shares of our common stock) or based on the daily VWAP of our common stock on the last trading day of the relevant cash settlement averaging period (in the case of any other settlement method).

Exchange in Lieu of Conversion

When a holder surrenders its notes for conversion, we may, at our election (an “exchange election”), direct the conversion agent to surrender, on or prior to the second business day following the conversion date, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to timely deliver, in exchange for such notes, the shares of our common stock, cash or any combination thereof that would otherwise be due upon conversion as described above under “—Settlement Upon Conversion” (the “conversion consideration”). If we make an exchange election, we will, by the close of business on the second business day following the relevant conversion date, notify the holder surrendering its notes for conversion that we have made the exchange election and we will notify the designated financial institution of the method of settlement we have elected with respect to such conversion and the relevant deadline for delivery of the conversion consideration.

Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related conversion consideration, or if such designated financial institution does not accept the notes for exchange, we will deliver the relevant conversion consideration as if we had not made an exchange election.

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes.

Conversion Rate Adjustments

The applicable conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder, without having to convert their notes.

(1) If we issue solely shares of our common stock as a dividend or distribution on all or substantially all of our shares of our common stock, or if we effect a share split or share combination of our common stock, the applicable conversion rate will be adjusted based on the following formula:

CR = CR0 x	OS
OS0

where,

CR0 = the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be;

CR = the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be; and

OS = the number of shares of our common stock outstanding immediately after such dividend or distribution, or immediately after the effective date of such share split or share combination, as the case may be.

(2) If we distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them for a period of not more than 60 calendar days from the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the declaration date for such distribution, the applicable conversion rate will be increased based on the following formula (provided that the applicable conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration or are not distributed):

CR = CR0 x	OS0 + X
OS0 + Y

where,

CR0 = the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR = the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution.

For purposes of this clause (2), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our common stock at less than the average of the last reported sale prices of our common stock for each trading day in the applicable 10 consecutive trading-day period, there shall be taken into account any consideration we receive for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration if other than cash, to be determined by our board of directors.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding

•	dividends or distributions (including share splits) referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash and covered by clause (4) below; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply, then the applicable conversion rate will be increased based on the following formula:

CR = CR0 x	SP0
SP0 – FMV

where,

CR0 = the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR = the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock as of the open of business on the ex-dividend date for such distribution.

If the then fair market value of the portion of the shares of capital stock, evidences of indebtedness or other assets or property so distributed applicable to one share of common stock is equal to or greater than the average of the last reported sales prices of the common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution, in lieu of the foregoing adjustment, adequate provisions shall be made so that each holder of a note shall have the right to receive on conversion in respect of each note held by such holder, in addition to the number of shares of common stock to which such holder is entitled to receive, the amount and kind of securities and assets such holder would have received had such holder already owned a number of shares of common stock equal to the applicable conversion rate immediately prior to the record date for the distribution of the securities or assets.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the applicable conversion rate will be increased based on the following formula:

CR = CR0 x	FMV + MP0
MP0

where,

CR0 = the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for the spin-off;

CR = the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for the spin-off;

FMV = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period immediately following, and including, the ex-dividend date for the spin-off (such period, the “valuation period”); and

MP0 = the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the applicable conversion rate under the preceding paragraph of this clause (3) will be made immediately after the open of business on the day after the last day of the valuation period, but will be given effect as of the open of business on the ex-dividend date for the spin-off. If the ex-dividend date for the spin-off is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, if applicable, references within this clause (3) to 10 trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for the spin-off to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the applicable conversion rate, in respect of any conversion during the 10 trading days commencing on the ex-dividend date for any spin-off, references within the portion of this clause (3) related to “spin-offs” to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, but excluding, the relevant conversion date.

(4) If we make or pay any cash dividend or distribution to all, or substantially all, holders of our outstanding common stock, the applicable conversion rate will be increased based on the following formula:

CR = CR0 x	SP0
SP0 – C

where,

CR0 = the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR = the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

C = the amount in cash per share we pay or distribute to holders of our common stock.

If any dividend or distribution described in this clause (4) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock and, if the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), the applicable conversion rate will be increased based on the following formula:

CR = CR0 x	AC + (SP x OS)
OS0 x SP

where,

CR0 = the applicable conversion rate in effect immediately prior to the open of business on the trading day next succeeding the expiration date;

CR = the applicable conversion rate in effect immediately after the open of business on the trading day next succeeding the expiration date;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the time (the “expiration time”) such tender or exchange offer expires (prior to giving effect to such tender offer or exchange offer);

OS = the number of shares of our common stock outstanding immediately after the expiration time (after giving effect to such tender offer or exchange offer); and

SP = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the expiration date.

The adjustment to the applicable conversion rate under the preceding paragraph of this clause (5) will be given effect at the open of business on the trading day next succeeding the expiration date. If the trading day next succeeding the expiration date is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references within this clause (5) to 10 trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the applicable conversion rate, in respect of any conversion during the 10 trading days commencing on the trading day next succeeding the expiration date, references within this clause (5) to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, but excluding, the relevant conversion date.

If:

•

we elect to satisfy our conversion obligation through delivery of a combination of cash and common stock and shares of common stock are deliverable to settle the daily settlement amount for a given trading day within the cash settlement averaging period applicable to notes that you have converted,

•	any distribution or transaction described in clauses (1) to (5) above has not yet resulted in an adjustment to the applicable conversion rate on the trading day in question, and

•

the shares you will receive in respect of such trading day are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then we will adjust the number of shares that we deliver to you in respect of the relevant trading day to reflect the relevant distribution or transaction.

If:

•	we elect to satisfy our conversion obligation solely in shares of common stock,

•	any distribution or transaction described in clauses (1) to (5) above has not yet resulted in an adjustment to the applicable conversion rate on the conversion date, and

•	the shares you will receive on settlement are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise),

then we will adjust the number of shares that we deliver to you in respect of the relevant trading day to reflect the relevant distribution or transaction.

Except as stated herein, we will not adjust the applicable conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right, option or warrant to purchase shares of our common stock or such convertible or exchangeable securities.

The continued listing standards of The NASDAQ Global Select Market potentially limit the amount by which we may increase the conversion rate. These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our outstanding common stock under certain circumstances. Accordingly, we will not increase the conversion rate beyond the maximum level permitted by these continued listing standards. However, we covenant not to enter into any transaction, or take any other action, that will require an adjustment to the conversion rate that would exceed the number of shares of common stock that would require stockholder approval under the continued listing standards of The NASDAQ Global Select Market without having obtained prior stockholder approval.

If we adjust the conversion rate pursuant to the above provisions, we will issue a press release containing the relevant information (and make the press release available on our website).

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, combination or binding share exchange involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in each case, in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of our common stock (“reference property”), you will be entitled thereafter to convert your notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive upon such transaction; provided that, at and after the effective time of any such transaction, any amount otherwise payable in cash upon conversion of the notes will continue to be payable as described under the provision under “—Settlement Upon Conversion,” including our right to determine the form of consideration as described therein.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, combinations, binding share exchanges, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made.

We are permitted to increase the applicable conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the applicable conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event. We will not take any action that would result in adjustment of the conversion rate, pursuant to the provisions described above, in such a manner as to result in the reduction of the conversion price to less than the par value per share of our common stock.

To the extent that we have a rights plan in effect upon conversion of the notes (i.e., a poison pill), you will receive, in addition to any common stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the applicable conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or other assets or property as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, (i) upon any conversion of notes and (ii) on each of the 42 scheduled trading days immediately preceding the maturity date. Except as described in this section or in “—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions,” we will not adjust the conversion rate.

A holder of the notes may in some circumstances be deemed to have received a distribution or dividend subject to U.S. federal income or withholding tax as a result of an adjustment to the conversion rate or a failure to adjust the conversion rate upon the occurrence of certain events. For instance, if the conversion rate is adjusted upon the distribution of cash dividends to holders of our shares of common stock, holders of the notes may be deemed to receive a distribution or dividend. For a discussion of the U.S. federal income and withholding tax consequences of certain adjustments to the conversion rate or a failure to adjust the conversion rate upon the occurrence of certain events, see “Certain United States Federal Income Tax Considerations.”

Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions

If you elect to convert your notes at any time from, and including, the effective date of a “make-whole fundamental change” (as defined below) to, and including, the business day immediately preceding the related fundamental change purchase date (as defined below) or, if a make-whole fundamental change does not also constitute a fundamental change as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes,” the 40th trading day immediately following the effective date of such make-whole fundamental change (such period, the “make-whole fundamental change period”), the applicable conversion rate will be increased by an additional number of shares of our common stock (these shares being referred to as the additional shares) as described below. We will notify holders of the anticipated effective date of such make-whole fundamental change and issue a press release (and make the press release available on our website) as soon as practicable after we first determine the anticipated effective date of such make-whole fundamental change. We will use commercially reasonable efforts to make such determination in time to deliver such notice no later than 50 business days in advance of such anticipated effective date.

A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change under clause (1) or (2) of the definition of fundamental change as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” below (in the case of any fundamental change described in clause (2) of the definition thereof, determined without regard to the proviso in such definition, but subject to the paragraph immediately following clause (5) of the definition thereof).

The number of additional shares by which the conversion rate for the notes will be increased for conversions that occur during the make-whole fundamental change period will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs (the “effective date”) and the price (the “stock price”) paid or deemed paid per share of our common stock in the make-whole fundamental change. If holders of our common stock receive only cash in the case of a make-whole fundamental change described in clause (2) under the definition of fundamental change, the stock price shall be the cash amount paid per share of our common stock. In the case of any other make-whole fundamental change, the stock price shall be the average of the last reported sales prices of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date of such make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the applicable conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the applicable conversion rate in effect immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the applicable conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth numbers of additional shares to be received per $1,000 principal amount of notes based on hypothetical stock prices and effective dates:

	Stock Price
Effective Date	$35.68	$40.00	$45.00	$50.00	$60.00	$80.00	$100.00	$120.00	$140.00	$160.00
June 3, 2010	6.4677	5.1398	4.0537	3.2803	2.2936	1.3471	0.9158	0.6953	0.5454	0.4388
May 15, 2011	6.4677	5.0871	3.9093	3.0901	2.0748	1.1649	0.7802	0.5934	0.4676	0.3788
May 15, 2012	6.4677	4.9548	3.6690	2.7977	1.7665	0.9260	0.6076	0.4577	0.3614	0.2934
May 15, 2013	6.4677	4.6916	3.2746	2.3510	1.3363	0.6301	0.4184	0.3181	0.2545	0.2086
May 15, 2014	6.4677	4.1212	2.5356	1.5853	0.7075	0.2932	0.2066	0.1615	0.1303	0.1070
May 15, 2015	6.4677	3.4408	0.6630	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $160.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $35.68 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion of notes exceed 28.0269 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “—Conversion Rate Adjustments.”

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase all of your notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000, on a date (the date being referred to as the “fundamental change purchase date”) of our choosing that is not less than 20 or more than 35 business days after the date on which we notify holders of the occurrence of the effective date for such fundamental change. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including any additional interest, to but excluding the fundamental change purchase date (unless the fundamental change purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date and the price we are required to pay to the holder surrendering the note for repurchase will be equal to 100% of the principal amount of notes subject to repurchase and will not include any accrued and unpaid interest, including any additional interest). Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued when any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than us or our subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any binding share exchange, exchange offer, tender offer, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one or more of our subsidiaries (any such exchange, offer, consolidation, merger, transaction or series of transactions being referred to herein as an “event”); provided, however, that any such event where the holders of more than 50% of our shares of common stock immediately prior to such event, own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving person or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3) the first day on which continuing directors cease to constitute at least a majority of our board of directors;

(4) our stockholders approve any plan or proposal for our liquidation or dissolution; or

(5) our common stock (or other common stock into which the notes are then convertible) ceases to be listed on at least one U.S. national securities exchange.

In the case of a transaction or event described in clause (1) or clause (2) above, a fundamental change will not be deemed to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or event constituting the fundamental change consists of shares of common stock that are traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or event the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares (subject to the provisions set forth above under “—Settlement Upon Conversion”).

“Continuing director” means a director who either was a member of our board of directors on the date of original issuance of the notes or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of, and issue a press release (and make the press release available on our website) in respect of, the occurrence of the fundamental change and of the resulting purchase right. Such notice will state, among other things:

•	the events causing a fundamental change;

•	the effective date of the fundamental change, and whether the fundamental change is a make-whole fundamental change, in which case the effective date of the make-whole fundamental change;

•	the last date on which a holder may exercise the purchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	if applicable, the name and address of the paying agent and the conversion agent;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•

if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

To exercise your fundamental change purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated notes have been issued, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, the notice given by each holder must comply with appropriate DTC procedures.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, the withdrawal notice given by each holder must comply with appropriate DTC procedures.

We will be required to purchase the notes that have been validly surrendered for purchase and not withdrawn on the fundamental change purchase date. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of your notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the fundamental change purchase date, then:

•

the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•

all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest (including any additional interest) upon book-entry transfer or delivery of the notes).

The purchase rights of the holders could discourage a potential acquirer of us, even if the acquisition may be beneficial to you. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

The definition of fundamental change includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the sale, lease or other transfer of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. In addition, we have, and may in the future incur, other indebtedness with similar change of control provisions permitting our debt holders to accelerate upon the occurrence of similar events and that may contain negative covenants limiting our ability to purchase the notes upon the occurrence of a fundamental change. See “Risk Factors— Risks Factors Related to this Offering—We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or when required at the option of a holder, or to pay cash upon conversion of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture.

In connection with any fundamental change purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

We will not be required to make a fundamental change purchase offer if a third party makes the fundamental change purchase offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a fundamental change purchase offer made by us and purchases all notes validly tendered and not withdrawn under such fundamental change purchase offer.

Consolidation, Merger and Sale of Assets

The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person unless (1) if we are not the resulting, surviving or transferee person, the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such person expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; (2) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture; and (3) other conditions specified in the indenture are met.

Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person (if not us) shall succeed to, and may exercise every right and power of, the Company under the indenture.

An assumption by any person of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

Each of the following is an “event of default” under the indenture:

(1) default in the payment in respect of the principal of any note at its maturity, upon required repurchase, upon declaration of acceleration or otherwise;

(2) default in the payment of any interest (including additional interest, if any) upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) default in the performance, or breach, of any covenant or agreement by us in the indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1) or (2) above or (6) below), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to us by the trustee or to the trustee and us by the holders of at least 25% in aggregate principal amount of the outstanding notes;

(4) a default or defaults under any bonds, debentures, notes or other evidences of indebtedness (other than the notes) by us or any of our subsidiaries that is a “significant subsidiary” (or any group of subsidiaries that, taken together, would constitute a “significant subsidiary” as defined in Regulation S-X under the Securities Act) having, individually or in the aggregate, a principal or similar amount outstanding of at least $20.0 million, whether such indebtedness now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such indebtedness prior to its express maturity or shall constitute a failure to pay at least $20.0 million of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto;

(5) the entry against us or any of our subsidiaries that is a “significant subsidiary” (or any group of subsidiaries that, taken together, would constitute a “significant subsidiary” as defined in Regulation S-X under the Securities Act) of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $20.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

(6) the failure to comply with the obligation to convert the notes into common stock, cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right;

(7) our failure to timely issue a fundamental change notice in accordance with the terms of the indenture described in “—Fundamental Change Permits Holders to Require Us to Purchase Notes”; or

(8) certain events in bankruptcy, insolvency or reorganization relating to us or any of our subsidiaries that is a “significant subsidiary” (or any group of subsidiaries that, taken together, would constitute a “significant subsidiary” as defined in Regulation S-X under the Securities Act).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes, by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including any additional interest, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest, will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions as described in clause (8) above, the aggregate principal amount and accrued and unpaid interest, including any additional interest, will be due and payable immediately.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligation to file reports as described under “—Reports” below will, for the first 365 days after the occurrence of such an event of default (which will be the 60th day after written notice is provided to us in accordance with an event of default pursuant to clause (3) above), consist exclusively of the right to receive additional interest on the notes at an annual rate equal to (x) 0.25% of the outstanding principal amount of the notes for the first 180 days an event of default is continuing in such 365-day period and (y) 0.50% of the outstanding principal amount of the notes for the remaining 185 days an event of default is continuing in such 365-day period. Additional interest will be payable in arrears on each interest payment date following the occurrence of such event of default in the same manner as regular interest on the notes. On the 366th day after such event of default (if such violation is not cured or waived prior to such 366th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay additional interest as the sole remedy during the first 365 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the 5th business day after the date on which such event of default otherwise would occur. Upon our failure to timely give such notice or pay additional interest, the notes will be immediately subject to acceleration as provided above.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest, failure to repurchase any notes when required or failure to deliver, upon conversion, cash, shares of our common stock or a combination thereof, as the case may be) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest, including any additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any additional interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee written notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest, including any additional interest, on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the percentage in aggregate principal amount of notes whose holders must consent to an amendment of the indenture or to waive any past default;

(2) reduce the rate of or extend the stated time for payment of interest, including any additional interest, on any note;

(3) reduce the principal amount or extend the stated maturity of any note;

(4) make any change that impairs or adversely affects the conversion rights of any notes;

(5) reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payment, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) make any note payable in a currency other than that stated in the note;

(7) change the ranking of the notes;

(8) impair the right of any holder to receive payment of principal of and interest, including any additional interest, on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(9) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions of the indenture; or

(10) reduce the quorum or voting requirements under the indenture.

Notwithstanding the foregoing, without the consent of any holder, we and the trustee may amend the indenture or the notes to:

(1) cure any ambiguity, omission, defect or inconsistency in the indenture or the notes;

(2) conform the terms of the indenture or the notes to the description thereof in this prospectus;

(3) provide for the assumption by a successor corporation of our obligations under the indenture as described above under the heading “—Consolidation, Merger and Sale of Assets”;

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(7) make any change that does not materially adversely affect the rights of any holder;

(8) appoint a successor trustee with respect to the notes; or

(9) comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at the stated maturity or any fundamental change purchase date or upon conversion or otherwise, cash or cash and shares of our common stock, if any (solely to satisfy outstanding conversions, if applicable), sufficient to pay all of the outstanding notes and all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the indenture and the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the applicable conversion rate. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder upon the request of that holder.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act must be furnished by us to the trustee within 15 days after the same are required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Documents filed by us with the SEC via the EDGAR system will be deemed furnished to the trustee as of the time such documents are filed via EDGAR.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Trustee

U.S. Bank National Association is the trustee, security registrar, paying agent and conversion agent. The trustee is also the trustee under the indenture governing our 5.5% Convertible Senior Notes due 2028.

Governing Law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Settlement and Clearance

The Global Notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes. Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of DTC participants designated by the underwriters; and

•

ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations; and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of DTC participant through which the investor owns its interest).

Payments of principal and interest (including any additional interest) with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default in respect of the notes has occurred and is continuing.

CAPPED CALL TRANSACTIONS

In connection with this offering, we expect to enter into capped call transactions with one or more of the underwriters of this offering or their affiliates. The capped call transactions cover, subject to customary anti-dilution adjustments, approximately 6,468,000 shares of our common stock, assuming the underwriters do not exercise their overallotment option. If the underwriters exercise their overallotment option to purchase additional notes, we expect to enter into additional capped call transactions. The capped call transactions have cap prices approximately 75% higher than the closing price of our common stock on May 27, 2010. We intend to use approximately $38.6 million of the net proceeds from this offering to pay the cost of the capped call transactions, and expect to use a portion of the net proceeds from the sale of additional notes in the event the underwriters exercise their overallotment option to enter into additional capped call transactions.

The capped call transactions are separate transactions that were entered into by us and the counterparties described above, are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the capped call transactions.

If the capped call transactions (or portions thereof) are exercised and the volume-weighted average price per share of our common stock, as measured under the terms of the capped call transactions at the time of exercise, is greater than the strike price of the capped call transactions (which corresponds to the initial conversion price of the notes and is subject to customary anti-dilution adjustments similar to those applicable to the notes) but not greater than the cap price of the capped call transactions, then we expect to receive from the counterparties a number of shares of our common stock and/or cash with an aggregate value approximately equal to the product of such excess and the number of shares of our common stock relating to the capped call transactions (or the portions thereof) being exercised. As a result, we expect the capped call transactions to reduce the potential dilution upon conversion of the notes. If, however, the volume-weighted average price per share of our common stock, as measured under the terms of the capped call transactions at the time of exercise, exceeds the cap price of the capped call transactions, the number of shares of our common stock and/or cash we expect to receive upon the exercise of the capped call transactions (or portions thereof) will be capped at a number of shares and/or cash with an aggregate value approximately equal to (x) the excess of the cap price of the capped call transactions over the strike price of the capped call transactions times (y) the number of shares of our common stock relating to the capped call transactions (or the portions thereof) being exercised, and the dilution mitigation will be limited to such capped number of shares of our common stock and/or cash we expect to receive under the capped call transactions. See “Risk Factors—Risk Factors Related to this Offering—The capped call transactions may affect the value of the notes and our common stock.”

DESCRIPTION OF COMMON STOCK

Pursuant to our certificate of incorporation, we are authorized to issue 80,000,000 shares of common stock, $0.001 par value per share and 5,000,000 shares of preferred stock, par value $0.001 per share. As of May 25, 2010, we had 56,991,048 shares of common stock outstanding, no shares of preferred stock outstanding and approximately 240 stockholders of record. We have reserved approximately 6,500,000 shares of our common stock for issuance pursuant to the conversion of convertible senior notes due 2028 that we issued in a $60 million offering in August 2008.

The following summary of the rights of our common stock does not purport to be complete. You should refer to our certificate of incorporation and our bylaws, both of which have been previously filed with the SEC.

General

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, and there are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy.

The holders of common stock are entitled to receive ratable dividends, if any, if, as and when declared from time to time by our board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, or winding up of our company, after payment in full of all outstanding debts and other liabilities, the holders of common stock are entitled to share ratably in all remaining assets, subject to prior distribution rights of preferred stock, if any, then outstanding. No shares of common stock have preemptive rights or other subscription rights to purchase additional shares of common stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock included in this registration statement to be issued upon the conversion, if any, of the notes will be fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to, and might be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. All shares of common stock that are acquired by us shall be available for reissuance by us at any time.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

NASDAQ Global Select Market

Our common stock is listed for quotation on The NASDAQ Global Select Market under the symbol “SLXP.” On May 27, 2010, the last reported sale price of our common stock was $35.68 per share.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S

CERTIFICATE OF INCORPORATION AND BYLAWS

The provisions of Delaware law and our certificate of incorporation and bylaws discussed below could have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approves the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

•

when the stockholder became an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain shares owned by employee benefits plans; or

•

on or subsequent to the date the business combination is approved by the board of directors, the business combination is authorized by the affirmative vote of at least 66 2/3% of the voting stock of the corporation at an annual or special meeting of stockholders.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Advance notice requirement for stockholder proposals. Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice needs to be delivered to our principal offices within specified time periods. Our bylaws also specify requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates for election to our board of directors or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, the bylaws might have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or could discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company. By requiring advance notice of other proposed business, the stockholder advance notice procedure will also provide a more orderly procedure for conducting annual meeting of stockholders and, to the extent deemed necessary or desirable by the board of directors, will provide the board of directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board of directors’ position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

Stock Action; Special Meeting of Stockholders. Our certificate of incorporation provides that our stockholders may not take any action by written consent, but only may take action at duly called annual or special meetings of stockholders. Our bylaws further provide that special meetings of our stockholders may be only called by our board of directors, the chairman of the board, our president or the holders of at least 30% of all the votes entitled to be cast on an issue by delivering written demands to our Secretary.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions, employee benefit plans and stockholder rights plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. Except where noted, this summary deals only with notes and shares of common stock held as capital assets and is applicable to holders that purchase notes at the initial offering price, which is assumed to be equal to $1,000 per note.

This summary does not deal with special situations. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, tax-deferred or other retirement accounts, partnerships or partners therein, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, regulated investment companies, real estate investment trusts, or former citizens or residents of the United States subject to special expatriation rules;

•

tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, conversion transaction or a straddle, or persons deemed to sell the notes or common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”;

•	tax consequences to U.S. holders of notes or shares of common stock whose “functional currency” is not the U.S. dollar; or

•	alternative minimum tax consequences, if any.

This summary also does not address any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Investors considering the purchase of notes should consult their own tax advisors regarding the application of U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state and local laws, and tax treaties.

Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the notes or our common stock. For purposes of this summary, “U.S. holder” means a beneficial owner of a note or a share of common stock for U.S. federal income tax purposes that is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States; or

•	any other person subject to U.S. net income taxation in respect of an investment in notes or shares.

Interest on the Notes

U.S. holders will be required to recognize as ordinary income any stated interest paid or accrued on the notes, in accordance with their regular method of tax accounting.

In general, if the terms of a debt instrument entitle a holder to receive payments (other than fixed periodic interest) that exceed the issue price of the instrument by more than a de minimis amount, the holder will be required to include such excess in income as “original issue discount” over the term of the instrument, irrespective of the holder’s regular method of tax accounting. We do not anticipate that the notes will be issued with original issue discount for U.S. federal income tax purposes.

We may be required to make payments of additional interest to holders of the notes as described under “Description of Notes—Events of Default” above. We believe that there is only a remote possibility that we would be required to pay additional interest, and therefore we do not intend to treat the notes as subject to the special rules governing debt instruments that provide for contingent payments, which, if applicable, could affect the timing, amount and character of taxable income with respect to a note. Our determination in this regard, while not binding on the United States Internal Revenue Service (the “IRS”), is binding on U.S. holders unless they disclose to the IRS their position contrary to us. If, contrary to expectations, we pay such additional interest, U.S. holders should consult their own tax advisors regarding the treatment of such amounts.

Sale, Exchange or Other Disposition of the Notes

Except as provided below under “—Consequences to U.S. Holders—Conversion into Common Stock” and “—Consequences to U.S. Holders—Conversion into Common Stock and Cash,” a U.S. holder will generally recognize gain or loss upon the sale, exchange or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange or other taxable disposition (except to the extent of any accrued but unpaid interest, which is required to be treated as such) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the amount paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. The deductibility of net capital losses is subject to limitations.

Exchange in Lieu of Conversion

If (1) a U.S. holder surrenders notes for conversion, (2) we direct the notes to be offered to a financial institution for exchange in lieu of conversion, and (3) the designated financial institution accepts the notes and delivers to the holder the conversion consideration in exchange for the notes, the exchange in lieu of conversion will be taxable to the holder as a sale or exchange of the notes, as described under “—Consequences to U.S. Holders—Sale, Exchange or Other Disposition of the Notes” above. In such case, a U.S. holder’s tax basis in any of our common stock received by the holder will equal the fair market value of the stock on the date of the exchange, and the holder’s holding period in the shares of common stock received will begin the day after the date of the exchange.

Conversion into Common Stock

If a U.S. holder converts a note and receives from us solely common stock and cash in lieu of fractional share of common stock, the U.S. holder will not recognize any gain or loss in respect of the conversion, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. holder’s tax basis in the fractional share) and except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest.

A U.S. holder’s tax basis in the common stock received upon a conversion of a note (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will equal the tax basis of the note that was converted. A U.S. holder’s tax basis in the common stock received with respect to accrued interest will equal the fair market value of the stock received. A U.S. holder’s tax basis in a fractional share will be determined by allocating the holder’s tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.

A U.S. holder’s holding period for the common stock received will include the holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

Conversion into Cash

If a U.S. holder converts a note and receives from us solely cash, the holder will recognize gain or loss in the same manner as if such holder had disposed of the note in a taxable disposition as described under “—Consequences to U.S. Holders—Sale, Exchange or Other Disposition of the Notes” above.

Conversion into Common Stock and Cash

If a U.S. holder converts a note and receives from us cash and shares of our common stock, we intend to take the position that the conversion will be treated as a recapitalization for U.S. federal income tax purposes, although the tax treatment is uncertain. In such case, the U.S. holder would not be permitted to recognize loss, but would be required to recognize capital gain. The amount of capital gain recognized by a U.S. holder would equal the lesser of (1) the excess (if any) of (A) the amount of cash received (excluding any cash received attributable to accrued and unpaid interest) plus the fair market value of our common stock received (excluding any such common stock that is attributable to accrued and unpaid interest) upon conversion over (B) the U.S. holder’s tax basis in the converted note, and (2) the amount of cash received upon conversion (other than any cash received attributable to accrued and unpaid interest). The U.S. holder’s tax basis in the common stock received (excluding shares attributable to accrued and unpaid interest) generally would equal the tax basis of the converted note, decreased by the amount of cash received (other than cash attributable to accrued and unpaid interest), and increased by the amount of gain recognized upon conversion. The U.S. holder’s holding period in the common stock (other than shares attributable to accrued and unpaid interest) would include the holding period in the converted note.

If the conversion of a note into cash and shares of our common stock were not treated as a recapitalization, such conversion would be treated as in part a payment in redemption for cash of a portion of the note and in part a conversion of a portion of the note into common stock. In such case, a U.S. holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as redeemed and the portion of the note treated as converted into common stock on a pro rata basis in accordance with those portions’ relative fair market values. The U.S. holder generally would recognize capital gain or loss with respect to the portion of the note treated as redeemed in an amount equal to the difference between the amount of cash received by the U.S. holder (other than amounts attributable to accrued and unpaid interest) and the U.S. holder’s tax basis in the portion of the note treated as redeemed. See “—Consequences to U.S. Holders—Sale, Exchange or Other Disposition of the Notes” above. With respect to the portion of the note treated as converted, a U.S. holder generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of common stock and common stock received attributable to accrued and unpaid interest). The U.S. holder’s tax basis in the common stock would be the portion of the tax basis of the note that was allocated to the portion of the note treated as converted into common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.

With respect to cash received in lieu of a fractional share of our common stock, a U.S. holder would be treated as if the fractional share were issued to and received by the U.S. holder and then immediately redeemed for cash. Accordingly, the U.S. holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock (determined as discussed above) attributable to the fractional share.

Any cash and the value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. holder would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued and unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest would begin on the day after the date of conversion.

U.S. holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of converting their notes into a combination of cash and our common stock.

Conversion Rate Adjustments

The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to holders of the notes. A deemed distribution would result, for example, if the conversion rate is adjusted to compensate holders of notes for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a fundamental change, as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Certain Corporate Transactions” above, also may be treated as a taxable deemed distribution. If an event occurs that dilutes the interests of stockholders and the conversion rate of the notes is not adequately adjusted, this also could be treated as a taxable stock distribution to holders of the notes. Not all changes in the conversion rate that result in holders of notes receiving more common stock on conversion, however, increase such holders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to a bona fide reasonable adjustment formula, are not treated as deemed distributions. In addition, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable deemed distribution to them.

Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code, notwithstanding the fact that the holders do not receive a cash payment. We may be required to report to the IRS and to holders the amount of such a deemed distribution taking place on or after January 1, 2013. Generally, a U.S. holder’s tax basis in the notes will be increased to the extent of any such deemed distribution treated as a dividend. However, it is unclear whether such deemed distributions would be eligible for the reduced tax rate applicable to certain dividends paid to non-corporate holders or for the dividends-received deduction applicable to certain dividends paid to corporate holders. U.S. holders should consult their tax advisors as to the tax consequences of receiving deemed distributions.

Possible Effect of a Consolidation or Merger

In certain situations, we may consolidate with or merge into another entity as described above under “Description of Notes—Consolidation, Merger and Sale of Assets”. Depending on the circumstances, a change in the obligor of the notes as the result of a consolidation or merger could result in a deemed taxable exchange to a U.S. holder, and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss by a U.S. holder.

Distributions on Common Stock

In general, a U.S. holder of our common stock will be required to include in gross income as ordinary dividend income the amount of any distributions paid on our common stock to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a tax-free return of the U.S. holder’s investment, up to the U.S. holder’s tax basis in its common stock, and any excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. holder is a U.S. corporation, it would generally be able to claim a dividends received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied.

Sale of Common Stock

A U.S. holder generally will recognize capital gain or loss on a sale, exchange or other disposition of common stock received upon the conversion of a note. This capital gain or loss will equal the difference between the amount realized by the holder and the holder’s tax basis in the common stock. A holder’s basis in common stock received upon a conversion will be determined as described above. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments of interest on the notes, payments of dividends on our common stock, or proceeds of the sale or other disposition of the notes or common stock may be subject to information reporting and may be subject to U.S. federal backup withholding if a U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld from a payment to a U.S. holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to non-U.S. holders of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

Interest on the Notes

In general, payments of interest on the notes to a non-U.S. holder will not be subject to the 30% U.S. federal withholding tax, provided that the non-U.S. holder:

•	does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person” within the meaning of the Code; and

•

provides its name and address and certifies, under penalties of perjury, that it is not a U.S. person, which certification may be made on an IRS Form W-8BEN or successor form, or that it holds its notes through certain intermediaries and the non-U.S. holder and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Dividends

In general, dividends received by a non-U.S. holder with respect to our common stock, and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, as discussed in “Consequences to U.S. Holders—Conversion Rate Adjustments” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, any such withholding tax might be set off against cash payments of interest payable on the notes, shares of common stock or cash payable upon conversion, or proceeds from a sale subsequently paid or credited to the non-U.S. holder.

In order to claim the benefit of a U.S. income tax treaty, a non-U.S. holder must provide a properly executed IRS Form W-8BEN, or such successor form as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. A non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of the Notes or Common Stock

In general, non-U.S. holders will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of the notes or shares of our common stock received therefor or on conversion of the notes into common stock and cash (except to the extent attributable to accrued but unpaid interest, as discussed above), unless we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever is shorter. We believe that we have never been, currently are not, and will not in the future become a U.S. real property holding corporation.

Backup Withholding and Information Reporting

Except for certain exempt recipients such as corporations, information returns will be filed with the IRS in connection with payments on the notes, dividends on our common stock and the proceeds from a sale or other disposition of the notes or our common stock. If a non-U.S. holder holds the notes through certain foreign financial institutions, the financial institution may be required to report payments on the notes made after December 31, 2012, to the IRS. Non-U.S. holders may be subject to U.S. backup withholding on these payments if they fail to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

The foregoing discussion is only a summary. It does not address all aspects or details of U.S. federal income taxation that might be relevant or material to you in connection with an investment in the notes. This income tax discussion is included for general information only and does not address any state, local, foreign and other tax laws. Due to the limitations of this discussion and the individual nature of tax consequences, you are encouraged to consult your own tax advisors regarding the particular tax consequences to you of an investment in the notes, including the effect and applicability of federal, state, local, foreign and other tax laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$200,100,000
Jefferies & Company, Inc.	62,550,000
BMO Capital Markets Corp.	12,450,000
Caris & Company, Inc.	12,450,000
JMP Securities LLC	12,450,000

Total	$300,000,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the purchase agreement if any of these notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes at a price of 100% of the principal amount of notes, plus accrued interest from the original issue date of the notes, if any, and to dealers at that price less a concession not in excess of 1.8% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price	100%	$300,000,000	$345,000,000
Underwriting discount	3%	$9,000,000	$10,350,000
Proceeds, before expenses, to Salix Pharmaceuticals, Ltd.	97%	$291,000,000	$334,650,000

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to an additional $45,000,000 principal amount of the notes at the public offering price, less the underwriting discount. The underwriters may exercise this option for 13 days beginning on and including the closing date of the offering solely to cover overallotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase an additional principal amount of the notes proportionate to that underwriter’s initial amount reflected in the above table.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Nasdaq Global Select Market Listing

Our shares are listed on The NASDAQ Global Select Market under the symbol “SLXP.”

The transfer agent and registrar for our common stock is Computershare Investor Services, Inc.

No Sales of Similar Securities

We and our executive officers and directors have agreed, with certain limited exceptions, that we and they will not, for a period of 75 days after the date of this prospectus, without first obtaining the prior written consent of the Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to any common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price Stabilization, Short Positions

In connection with the offering, the underwriters may purchase and sell the notes or shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of notes or shares of our common stock made by the underwriters in the open market to peg, fix or maintain the price of the notes or our common stock prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Capped Call Transactions

In connection with this offering, we expect to enter into capped call transactions with one or more of the underwriters or their affiliates. We expect these transactions to reduce the potential dilution to our common stock upon conversion of the notes to the extent described under “Capped Call Transactions.” We intend to use approximately $38.6 million of the net proceeds from this offering to pay the cost of the capped call transactions. If the underwriters exercise their option to purchase additional notes to cover overallotments, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions.

In connection with hedging these capped call transactions, the counterparties described above (or their respective affiliates):

•	may enter into various derivative transactions with respect to our common stock concurrently with and shortly after the pricing of the notes; and

•

may enter into or unwind various derivatives and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any cash settlement averaging period related to a conversion of the notes).

These activities could have the effect of increasing or preventing a decline in, or of having a negative effect on, the trading price of our common stock concurrently with or following the pricing of the notes and could have the effect of decreasing the trading price of our common stock during any cash settlement averaging period related to a conversion of the notes.

In addition, the counterparties described above (or their respective affiliates) may modify or unwind their hedge positions from time to time prior to conversion or maturity of the notes by entering into or unwinding various derivative transactions and/or purchasing and selling shares of our common stock, or other of our securities (including the notes) or instruments that they may wish to use in connection with such hedging. In addition, we intend to exercise options we hold under the capped call transactions whenever notes are converted following January 13, 2015. In order to unwind their hedge positions with respect to those exercised options, the counterparties described above (or their respective affiliates) may sell shares of our common stock or other of our securities (including the notes) or instruments in secondary market transactions or unwind various derivative transactions with respect to our common stock prior to the maturity of the notes. The effect, if any, of any of these transactions and activities on the price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes, and, potentially, the value of the shares of our common stock and/or the amount of cash you may receive upon the conversion of the relevant notes.

Also, a failure by a counterparty (due to bankruptcy or otherwise) to pay or deliver a number of shares of common stock and/or an amount of cash owed to us under the capped call transactions will not reduce the consideration we are required to deliver to a holder upon its conversion of notes and may result in an increase in dilution with respect to our common stock.

For a discussion of the effect of any market or other activity by the counterparties in connection with these capped call transactions, see “Risk Factors—Risk Factors Related to this Offering—The capped call transactions may affect the value of the notes and our common stock” and “Capped Call Transactions.”

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters or their respective affiliates will enter into the capped call transactions with us and will receive a portion of the net proceeds from this offering applied to those transactions.

Electronic Offer, Sale and Distribution of Securities

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited principal amount of notes for sale to their online brokerage customers. An electronic prospectus will be made available on the Internet web site maintained by any such underwriter. Other than this prospectus in electronic format, the information on any such website is not part of this prospectus.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final offering of notes contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offer of notes contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the notes which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The notes are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the notes with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the notes, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton, LLP, Raleigh, North Carolina. Donald R. Reynolds, a partner at Wyrick Robbins, is married to one of our employees who holds 26,715 shares of our common stock and options to purchase 77,371 shares of our common stock. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, is counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Our common stock is listed on The NASDAQ Global Select Market, and you can read and inspect our filings at the offices of NASDAQ at One Liberty Plaza, 165 Broadway, New York, New York.

The SEC allows us to “incorporate by reference” information that we file with it. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed pursuant to the Exchange Act, on March 10, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed pursuant to Section 13 of the Exchange Act on May 10, 2010;

•

our Current Reports on Form 8-K filed with the SEC, but not furnished, pursuant to Section 13 of the Exchange Act on February 24, March 26, April 23, April 29, May 5, May 7, May 10, May 21 and May 24, 2010; and

•

the description of our common stock contained in Items 1 and 2 of our Registration Statement on Form 8-A filed with the SEC on January 10, 2003 pursuant to Section 12(g) of the Exchange Act, as amended from time to time.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 thereof and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we file a post-effective amendment that indicates the termination of the offering of the notes made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Salix Pharmaceuticals, Ltd., Attention: Corporate Secretary, 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, (919) 862-1000.

$300,000,000

2.75% Convertible Senior Notes due 2015

P R O S P E C T U S

BofA Merrill Lynch

Jefferies & Company

BMO Capital Markets

Caris & Company

JMP Securities

May 27, 2010